Exhibit 4.4
23 February 2007
Dr Lee Finniear
PO Box 241
TOOWONG QLD 4066
Dear Lee
Employment with Metal Storm Limited (Metal Storm)
I am pleased to confirm your terms and conditions of employment with Metal Storm Limited ABN 99 064
270 006 (Metal Storm) in your role as Chief Executive Officer.
Please read the terms and conditions of employment set out in this letter and the annexed
Confidentiality Deed and Restraint Deed carefully and sign and return the attached duplicate of this letter and the annexures to me by 23 February 2007 to confirm your acceptance of them. Please note that your execution of the Confidentiality Deed and Restraint Deed must also be witnessed.
I look forward to receiving your acceptance of these terms and conditions of employment.
Yours sincerely
Terry O’Dwyer
Chairman

Terms and conditions of employment
1. Commencement
Your employment under the terms and conditions set out in this document commenced on 19 February 2007.
2. Position
Your position is Chief Executive Officer of Metal Storm Limited. You will report to the Metal Storm Board.
3. Role
3.1 General duties
You must:
(a)	perform the duties assigned to you from time to time and comply with all lawful directions given to you by any person authorised by the Metal Storm Board;

(b)	perform your duties in a proper and efficient manner to the best of your knowledge and ability;

(c)	use your best endeavours to promote and enhance the interests, profitability, growth and reputation of Metal Storm and the Metal Storm Group companies;

(d)	act in the best interests of Metal Storm and not intentionally do anything which is or may be harmful to Metal Storm or any Metal Storm Group company;

(e)	not act, or be seen to be acting, in conflict with the best interests of Metal Storm or any Metal Storm Group company, and if such conflict appears possible or arises, you must notify your manager at the earliest opportunity; and

(f)	promptly report to the Metal Storm Board all information and explanations as may be required in connection with matters relating to your employment or the business of Metal Storm or any Metal Storm Group company.
3.2 Specific duties
Without limiting clause 3.1, Metal Storm may issue you with a duty statement or revised duty statement from time to time, in agreement with you.
In your role for Metal Storm, you may be required to undertake duties relating to the business of any company in the Metal Storm group of companies (Metal Storm Group). The Metal Storm Group comprises all companies related to Metal Storm within the meaning of the Corporations Act 2001 (Cth) (as amended or replaced from time to time).
Corporate offices
You agree upon request by Metal Storm to accept appointment to any office or offices of Metal Storm or any Metal Storm Group company without additional compensation or reward. Upon request by Metal Storm, and unless otherwise agreed upon termination of your employment, you must resign from any such office or offices. During your employment, resignation from an office or offices at the request of Metal Storm will not result in termination of your employment.
If you are requested to accept an appointment to any office or offices of Metal Storm or any Metal Storm Group company, Metal Storm will provide you with a Deed of Indemnity and Access, and will maintain Directors and Officers Liability insurance for your protection.
4. Location
You will be based in Brisbane, Australia.
If it appears that any relocation will be required, Metal Storm will discuss and agree this with you before making a final decision on the relocation.

5. Working hours
You will work during Metal Storm’s normal business hours and such other hours as are necessary for you to perform your duties in a satisfactory manner. Your remuneration includes compensation for work outside normal hours and you will not be entitled to any additional remuneration or other benefit for work outside these hours.
6. Travel
You may be required to travel within and outside Australia on Metal Storm Group business. You will not be entitled to any additional remuneration for such travel. However, your reasonable travel expenses for approved travel will be paid for by Metal Storm including airfares (business class internationally and economy class domestically), accommodation and meals.
7. Other employment
You must not during your employment by Metal Storm, without the prior written consent of the Chairman or Acting Chairman of the Metal Storm Board (which consent will not unreasonably be withheld), be engaged or interested in any other public or private work or duties, either directly or indirectly, in any capacity (including as principal, agent, partner, employee, shareholder, unit-holder, joint venturer, director, trustee, beneficiary, manager, consultant or advisor) with the exception of voluntary activities for a charitable organisation or project.
This does not preclude you from holding (directly or indirectly) in aggregate not more than 5% of the shares in any body corporate listed on a recognised stock exchange, and in aggregate not more than 10% of the shares in any privately-held body corporate.
8. Metal Storm Group policies and procedures
You must treat Metal Storm’s policies and procedures as directions from Metal Storm. Subject to the terms of this document you must comply with these policies and procedures, but they do not form part of this document. Metal Storm may vary any policy or procedure from time to time.
9. Performance appraisal
Your performance will be reviewed by the Metal Storm Board on an annual basis and at such other times as may be determined by Metal Storm.
Your annual appraisal will be conducted having regard to any applicable performance criteria and performance targets.
10. Remuneration
10.1 Total remuneration
You will receive a total remuneration package of $270,000 gross per annum or such amount as may be determined from time to time upon review under clause 10.4 below (TR).
Your TR includes:
(a)	salary;

(b)	income tax;

(c)	superannuation contributions;

(d)	such other non-cash benefits (including motor vehicles) as are agreed with you from time to time; and

(e)	the amount of any fringe benefits tax, GST and other taxes payable by Metal Storm in consequence of the provision of your non-cash benefits.
10.2 Salary
Your salary will be paid in monthly installments in arrears by electronic deposit to your nominated bank account.
10.3 Superannuation
Metal Storm will make superannuation contributions (which are included in your TR) at such rate as may be agreed from time to time, but in any event at a rate not less than the minimum rate required to avoid any charge under the Superannuation Guarantee (Charge) Act 1992 (Cth).

If you wish Metal Storm to make contributions to a complying superannuation fund of your choice, you should complete the attached Standard Choice Form and return it with the signed duplicate of this letter.
10.4 TR Review
Your TR will be reviewed each year on such basis as the Metal Storm Board in its absolute discretion may determine having regard to your performance (with reference to your annual performance appraisal) and the circumstances of the Metal Storm Group. There is no presumption that your TR will be increased upon review. The first review will occur after 30 June 2008.
10.5 Legislation, industrial awards and agreements
Your TR is inclusive of all remuneration to which you are entitled under any applicable legislation, or industrial award or agreement.
10.6 Annual bonus
At the absolute discretion of the Metal Storm Board you may receive an annual bonus of up to 30% of your TR, subject to meeting any key performance indicators set by the Metal Storm Board.
The key performance indicators for the first year of your employment will be set by the Metal Storm Board in agreement with you, within three months of your employment commencing. The key performance indicators for subsequent years will be set by the Metal Storm Board in agreement with you following your annual performance review.
If you meet some but not all of the agreed key performance indicators during any bonus period, or your employment with Metal Storm ends part way through a bonus period, the Metal Storm Board may, at its absolute discretion, pay you a proportion of the full annual bonus amount.
11. Sign on payment or options to subscribe for shares
11.1 Long term bonus
In addition to the annual bonus in clause 10.6, you may also receive a long term bonus of up to a maximum of $40,000 (after tax) if, in the opinion of the Metal Storm Board, in its absolute discretion, your performance as Chief Executive Officer has been satisfactory during:
(a)	the two year period from the commencement of your employment to 18 February 2009; or

(b)	a shorter period that is agreed in writing between you and Metal Storm.
If the Board decides to pay you the long term bonus, it will make the payment within 30 days after 18 February 2009, or within 30 days of the last day of a shorter period agreed under clause (b) above.
The Metal Storm Board may, at its absolute discretion, pay you a proportion of the full long-term bonus amount if:
(c)	your employment with Metal Storm ends prior to 18 February 2009, or prior to the last day of a shorter period agreed under clause (b) above; and/or
(d)	having regard to your performance during the relevant period, the Metal Storm Board believes, in its absolute discretion, that only a proportionate payment is appropriate.
11.2 Options to subscribe for shares
Metal Storm will offer you 1,000,000 unquoted Options to subscribe for ordinary shares in Metal Storm on the terms set out in Schedule 1 (Options) to be issued by 28 February 2007.
12. Expenses
12.1 Relocation expenses
Metal Storm will pay you $15,000 plus GST to assist in your relocation from Auckland to Brisbane, subject to you providing tax invoices, satisfactory to Metal Storm in its absolute discretion, evidencing your relocation expenses.

12.2 Business expenses
Metal Storm will reimburse to you reasonable expenses incurred by you, with the consent of the Board, in the performance of your duties including business calls from your home telephone. You will be provided with a mobile telephone to use for business purposes.
13. Leave
13.1 Annual leave, personal/carer’s leave, parental leave and compassionate leave
You are entitled to:
(a)	four weeks of annual leave per annum;

(b)	10 days of personal/carer’s leave per annum (paid personal leave in addition to your accrued entitlement may be taken with the approval of the Board);

(c)	parental leave; and

(d)	compassionate leave,
subject to and in accordance with law.
Annual leave will be taken at a time approved in advance by the Metal Storm Board having regard to operational requirements. Metal Storm may direct you to take excessive accrued annual leave as permitted by law.
13.2 Long service leave
You will be entitled to long service leave subject to and in accordance with the applicable legislation in the State of your domicile. Metal Storm may direct you to take accrued long service leave as permitted by law.
14. Intellectual Property and Moral Rights
14.1 Intellectual Property
Metal Storm will own and be exclusively entitled to the benefit of the Intellectual Property in all material developed, produced or created by you during the period of your employment by Metal Storm which relates in any way to the business of Metal Storm or a Metal Storm Group company.
You will promptly take any reasonable action necessary to transfer to Metal Storm your interests in any such Intellectual Property.
Intellectual Property includes inventions and improvements, patents, trade marks, copyright and designs whether registered or unregistered, circuit layout rights and know-how and any other form of intellectual property.
14.2 Moral Rights
You irrevocably consent to Metal Storm taking any action in relation to any Intellectual Property developed, produced or created by you in the course of your employment even where such conduct would, but for this clause, infringe any moral rights which you may have in relation to such Intellectual Property.
Moral Rights means a right of attribution of authorship, a right not to have authorship falsely attributed and a right of integrity of authorship.
14.3 Enduring obligations
Your obligations in respect of Intellectual Property and Moral Rights survive termination of your employment.
15. Confidentiality
You will understand that the Metal Storm Group is concerned to protect its sensitive and confidential information and its reputation. To ensure protection of these interests, you are required to execute the Confidentiality Deed at annexure A to this document.

16. Termination of employment
16.1 Summary termination
Metal Storm may at any time immediately terminate your employment by giving written notice to you if you commit any act of serious misconduct.
For the purposes of this clause, serious misconduct includes but is not limited to:
(a)	committing any illegal or immoral acts (whether in the course of the employment or not) that result in a criminal conviction which, in the opinion of Metal Storm, materially affects your ability to represent Metal Storm and to perform your role as Chief Executive Officer;
(b)	being precluded by the provisions of the Corporations Act 2001 (Cth) (as amended or replaced from time to time) from taking part in the management of a corporation, or being disqualified for any reason from holding an office of Metal Storm or of a Metal Storm Group company.
16.2 Termination on notice by Metal Storm
(a)	Metal Storm may terminate your employment at any time by giving you three months’ written notice. Metal Storm may provide payment in lieu of all or part of this notice period.
(b)	Subject to clause 16.5 and in addition to clause 16.2(a), upon termination of your employment under this clause 16.2 you will also be entitled to a severance payment equal to six months’ of your TR.
16.3 Termination by you
You may terminate your employment at any time by giving three months written notice to Metal Storm.
After receiving notice of termination from you, Metal Storm may elect to make the termination take effect immediately or part way through the notice period, in which case you will be entitled to payment calculated on your TR in respect of the period after the date of termination to the end of the notice period.
16.4 Payment of accrued entitlements upon termination
On termination of your employment, you will be entitled to receive the following payments and benefits and will not be entitled to any other termination payment or benefit (whether under a Metal Storm Group policy or practice or otherwise):
(a)	the remuneration and any expenses payable to you up to and including the date of termination;
(b)	any payment in lieu of notice to which you are entitled under clause 16, calculated on the basis of your TR;
(c)	pay in lieu of any accrued annual leave and long service leave to which you are entitled up to and including the date of termination, calculated on the basis of your TR;

(d)	any bonus payment to which you are entitled as at the date of termination; and

(e)	any payment to which you are entitled under clause 16.2 above.
16.5 Limitation on payment of termination benefits
Notwithstanding any other provision of this document, where the maximum total amount which is payable to you by Metal Storm in connection with the termination of your employment exceeds the amount which Metal Storm is permitted to pay to you without shareholder approval in the applicable circumstances (in accordance with Division 2 of Part 2D.2 of the Corporations Act 2001 (Cth), as amended or replaced from time to time), then Metal Storm will take reasonable steps to seek shareholder approval at the next annual general meeting.
If shareholder approval is required but not granted, Metal Storm will pay you the maximum amount which it is permitted to pay you without shareholder approval (in accordance with Division 2 of Part 2D.2 of the Corporations Act 2001 (Cth), as amended or replaced from time to time).

16.6 Set-off
Metal Storm may deduct from any payment due to you (including but not limited to any termination payment) any money advanced to you or owing by you to Metal Storm or any Metal Storm Group company.
16.7 Disciplinary and grievance procedures
In view of the seniority of your position, Metal Storm is not required to follow any performance review, disciplinary, warning or grievance procedures before terminating your employment.
17. Garden leave
During part or all of any period of notice of termination given by you or by Metal Storm and any reasonable period during which Metal Storm is investigating any disciplinary issue involving you, Metal Storm may, at its sole discretion:
(a)	require you to perform only such duties as Metal Storm may determine or not to perform any duties at all;

(b)	require you not to have any contact with any employees, customers or business associates of Metal Storm or any Metal Storm Group company other than normal social contact; and/or

(c)	exclude you from all or any part of Metal Storm’s and any Metal Storm Group company’s premises, provided that your remuneration will not be withheld or reduced as a result of you complying with such directions.
18. Return of property
Upon termination of your employment for any reason, or at any time at the request of Metal Storm, you must immediately return to Metal Storm any Metal Storm property or the property of any Metal Storm Group company in your possession or control. In the case of documents, computer records and other information and computer software, you must not retain any copies or parts of them.
19. Restrictions after employment
19.1 No representation
You must not at any time after termination of your employment, represent to any person that you are still in any way connected with or involved in the business of Metal Storm or any Metal Storm Group company.
19.2 Restraint deed
The Metal Storm Group is concerned to protect its valuable commercial information and trade contacts. To ensure protection of these interests you are required to execute the Restraint Deed at annexure B to this document.
19.3 Warranty
You warrant that in performing your duties under this document, you will not be in breach of any obligation to a third party, including any restrictive covenant or confidentiality obligation.
20. Miscellaneous
20.1 Governing law
This document is governed by and is to be construed in accordance with the laws in force in Queensland.
The parties irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of Queensland and any courts which have jurisdiction to hear appeals from any of those courts.
20.2 No waiver
No failure to exercise or any delay in exercising any right, power or remedy under this document will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.
20.3 Severance
Any provision of this document which is or becomes illegal, void or unenforceable in any jurisdiction:

(a)	is severable;

(b)	will be ineffective and severable in that jurisdiction to the extent of the illegality, voidness or unenforceability;

(c)	will not invalidate the remaining provisions of this document; and

(d)	will not affect the validity or enforceability of that provision in any other jurisdiction.
20.4 Variation and entire agreement
The terms and conditions set out in this document may only be varied, replaced or terminated by agreement in writing signed by yourself and an authorised representative of Metal Storm.
These terms and conditions will continue to govern your employment with Metal Storm despite any changes from time to time to your position, duties and responsibilities, remuneration, working hours or employment location, unless otherwise agreed in writing.
The terms and conditions set out in this document embody the entire understanding of the parties in relation to your employment by Metal Storm. All previous negotiations, representations or agreements are superseded by this document.
20.5 Independent advice
You acknowledge that you have had the opportunity to obtain independent legal advice in relation to the terms of this document including the Confidentiality and Restraint Deed in the annexures to this document.

/s/ TERRY O’DWYER	February 23, 2007

Terry O’Dwyer	Date

I have read and accept the terms of employment set out above.

/s/ DR. LEE FINNIEAR	February 23, 2007

Dr Lee John Finniear	Date

Schedule 1 — Option terms
The terms attaching to the Options are:
1	Each Option entitles the holder to subscribe for one fully paid ordinary share in the Company upon exercise of the Option and payment of the exercise price.

2	Each Option may be exercised during the Exercise Period at an exercise price of A$0.185.

3	The Exercise Period means, in relation to:
(i)	500,000 Options (Tranche 1), the period commencing on 18 August 2007 and ending at 5pm (Brisbane time) on the date which is five (5) years after the date of allotment; and

(ii)	500,000 Options (Tranche 2), the period commencing on 18 February 2008 and ending at 5pm (Brisbane time) on the date which is five (5) years after the date of allotment.
4	An Option will be exercisable by giving notice of exercise to the Company, and paying the exercise price for the Option. Options may only be exercised in multiples of 1,000, except when the quantity exercised represents the total holding. Shares will be issued within 14 days of receipt of valid notice and payment of the exercise price.
5	The Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company.
6	Each share issued on the exercise of an Option will rank equally with the issued shares.
7	An Option holder cannot participate in new issues of securities by the Company without exercising the Options.
  8  The Company has not and will not apply to ASX for quotation of the Options.
  9  The Options are not transferable.
10	The Company will apply for quotation by ASX of the shares issued upon exercise of Options within the time period required by the Listing Rules. Unless the Board decides otherwise (in its absolute discretion), the Option holder must not sell, or offer for sale, the shares issued upon exercise of the Options within 12 months after the issue of those shares.
11	Options within a tranche will lapse immediately upon the occurrence of any of the following events:
(i)	the Options are not exercised during the Exercise Period for that tranche; and
(ii)	prior to the commencement of the Exercise Period for that tranche, the Option holder ceases to be employed as Chief Executive Officer of the Company, except to the extent that the Company’s board determines that some or all of the Options will not lapse; or
(iii)	not more than one month prior to the commencement of the Exercise Period for that tranche, the Company’s board notifies the Option holder in writing that it has determined, in its absolute discretion, that his performance as Chief Executive Officer of the Company has not been satisfactory, except to the extent that the notice specifies that some or all of the Options will not lapse.

12	In the event of a reorganisation of the capital of the Company, the rights of the Option holder will be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.
13	If the capital of the Company is reconstructed, the number of Options and/or the exercise price of the Options will be correspondingly reconstructed in a manner which will not result in any additional benefits being conferred on Option holders which are not conferred on shareholders.

14	A certificate will not be issued for the Options.

Annexure A
Confidentiality Deed
1.	Definitions

In this Confidentiality Deed:

Metal Storm means Metal Storm Limited ABN 99 064 270 006.

Metal Storm Group company means a body corporate that is related to Metal Storm within the meaning of the Corporations Act 2001 (Cth).

Confidential Information means any information, however communicated or recorded, relating to Metal Storm’s business or the business of a Metal Storm Group company to which I gain access, whether before, during or after my employment with Metal Storm, and includes but is not limited to:
(a)	any trade secret or other commercially sensitive or confidential information of or possessed by Metal Storm and the Metal Storm Group companies;

(b)	any techniques, methods, computer software, materials, documents or manuals of Metal Storm and the Metal Storm Group companies used in their businesses;

(c)	technical information or research concerning products developed or used by Metal Storm and the Metal Storm Group companies and their customers or suppliers;

(d)	inventions, improvements or products discovered or developed by any employee, officer or consultant of Metal Storm and the Metal Storm Group companies;

(e)	any information relating to the business affairs, accounts, market research, marketing plans, sales plans, customer lists, prospects, management or finances of Metal Storm and the Metal Storm Group companies;

(f)	the identity of Metal Storm’s and the Metal Storm Group companies’ customers, suppliers, consultants, distributors, agents, contractors and employees and the arrangements between Metal Storm and its customers, suppliers, consultants, distributors, agents, contractors and employees and between the Metal Storm Group companies and their customers, suppliers, consultants, distributors, agents, contractors and employees; and

(g)	my terms and conditions of employment with Metal Storm.
2.	Non-disclosure of Confidential Information

I undertake to keep confidential all Confidential Information and not to disclose any Confidential Information to any person, except:
(a)	as required by law;

(b)	with the prior written consent of the Metal Storm Board;

(c)	to Metal Storm’s or a Metal Storm Group Company’s employees, officers, agents and advisers in the proper performance of my responsibilities and duties in employment with Metal Storm; and

(d)	in respect of my terms and conditions of employment with Metal Storm, in confidence to my legal and financial advisers.
3.	Confidential Information in the public domain

If the Confidential Information is lawfully within the public domain, then to the extent that the Confidential Information is public, my obligations under clause 2 will cease.

4.	Use of Confidential Information

I will not use any Confidential Information for the benefit of any person except Metal Storm or a Metal Storm Group company.
5.	Security of Confidential Information

I will maintain proper and secure custody of all Confidential Information and use my best endeavours to prevent the use or disclosure of any Confidential Information by or to third parties.
6.	Uncertainty

If I am uncertain as to whether certain information is Confidential Information, I will treat that information as Confidential Information unless I am advised in writing bythe Metal Storm Board to the contrary.
7.	Return or destruction of Confidential Information

I will:
(a)	upon termination of my employment with Metal Storm, or at any time at the request of Metal Storm, immediately deliver to Metal Storm all documents or other things in my possession, custody or control on which any Confidential Information is stored or recorded, whether in writing or in electronic or other form; or

(b)	if requested by Metal Storm, instead of delivering the Confidential Information to Metal Storm, destroy the Confidential Information (in the case of data stored electronically or in other form, by erasing it from the media on which it is stored such that it cannot be recovered or in any way reconstructed or reconstituted) and certify in writing to Metal Storm that the Confidential Information, including all copies, has been destroyed.
8.	Continuing obligations

I agree that my obligations under this Confidentiality Deed will survive the termination of my employment and will be enforceable at any time at law or in equity and will continue to the benefit of and be enforceable by Metal Storm.

EXECUTED as a deed.

Signed sealed and delivered by Lee John Finniear in the presence of:	) ) )

Witness

Name of Witness (print)

Executed by Metal Storm Limited ABN 99 064 270 006	) ) )

Company Secretary/Director		Director

Name of Company Secretary/Director (print)		Name of Director (print)

Annexure B
Restraint Deed
1.	Definitions
In this Restraint Deed:
Metal Storm means Metal Storm Limited ABN 99 064 270 006.
Confidential Information has the meaning given to that expression in the Confidentiality Deed executed by me in favour of Metal Storm, dated on or about the same date as this document.
Metal Storm Group company means a body corporate which is related to Metal Storm within the meaning of the Corporations Act 2001 (Cth).
Prohibited Business means a business (or part of a business) that competes with a business (or part of a business) of Metal Storm or any Metal Storm Group company for which during the Relevant Period I have performed duties or had responsibilities in my employment with Metal Storm or in relation to which during the Relevant Period I have acquired Confidential Information.
Relevant Period means the period commencing 12 months prior to the date of termination of my employment with Metal Storm.
2.	Restraint

Save that nothing in this Restraint Deed restricts me from holding (either directly or indirectly) in aggregate not more than 5% of the issued ordinary shares in the capital of any body corporate listed on a recognised stock exchange and 10% of the shares in a privately-held body corporate, I will not, without the prior written consent of Metal Storm:
(a)	on my own account or for or on behalf of any person or entity:
(i)	participate in, promote, carry on, assist or otherwise be directly or indirectly concerned with or involved in, financially or otherwise (whether as a member, shareholder, unit-holder, director, consultant, advisor, contractor, principal, agent, manager, employee, beneficiary, partner, associate, trustee, financier or in any other capacity), any Prohibited Business;

(ii)	solicit or endeavour to solicit or approach any director, officer, senior employee, contractor or agent of Metal Storm or a Metal Storm Group company known personally to me or who is likely to be in possession of any trade secret or Confidential Information of Metal Storm or a Metal Storm Group company, with the purpose of enticing that person away from Metal Storm or the Metal Storm Group company and procuring the employment or engagement of that person by any Prohibited Business;

(iii)	solicit, canvass, approach or accept any approach from any person or entity who was during the Relevant Period a customer, supplier, distributor or licensee of or to Metal Storm or a Metal Storm Group company, with a view to establishing a relationship with or obtaining the custom of that person or entity with a Prohibited Business; or

(iv)	interfere or seek to interfere, directly or indirectly, with the relationship between Metal Storm or a Metal Storm Group company and its customers, suppliers, distributors, licensees, officers, employees, contractors or agents in the conduct of its business;
(b)	at any time after termination of my employment with Metal Storm for a period of six months.

(c)	anywhere within:
(i)	Australia and Washington DC; or

(ii)	Australia; or

(iii)	Queensland; or

(iv)	Brisbane.
3.	Construction of restraint clause

Clause 2 must be construed and have effect as if it were the number of separate sub-clauses which results from combining the commencement of clause 2 with each sub-clause of clause 2(a) and combining each combination with clause 2(b) and combining each combination with each sub-clause of clause 2(c), each resulting sub-clause being severable from each other resulting sub-clause.

If any of the resulting sub-clauses are invalid or unenforceable for any reason, that invalidity or unenforceability will not prejudice or in any way affect the validity or enforceability of any other resulting sub-clause.
4.	Acknowledgments

I acknowledge that:
(a)	the prohibitions and restrictions contained in this Restraint Deed are reasonable having regard to the interests of Metal Storm and the Metal Storm Group companies and the nature of my duties with Metal Storm; and

(b)	if I breach my obligations under this Restraint Deed then, in addition and without prejudice to any other remedy which Metal Storm may have, Metal Storm is entitled to seek and obtain interlocutory and permanent injunctive relief in any court of competent jurisdiction.
EXECUTED as a deed.

Signed sealed and delivered by Lee John Finniear in the presence of:	) ) )

Witness

Name of Witness (print)

Executed by Metal Storm Limited ABN 99 064 270 006	) ) )

Company Secretary/Director		Director

Name of Company Secretary/Director (print)		Name of Director (print)